UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:April 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for March 2015

Mumbai, April 2, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for March 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		March 2014	March 2015	March 2014	March 2015	March 2014	March 2015
Micro	NANO	2462	1695	2452	2272	0	55
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	6997	9700	7061	10538	326	181
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	395	148	248	167	33	0
UV1	SUMO	1398	1598	1592	1530	90	90
UV2	SAFARI, SUMO GRANDE, MOVUS	962	458	1030	428	15	8
UV3	ARIA, XENON	88	48	90	24	5	0
V1	VENTURE	96	61	167	80	0	0
V2	ACE MAGIC, MAGIC IRIS	1811	1802	3413	2172	5	8
N1- A1	ACE, ACE EX, ACE Zip	9432	9522	11102	9375	999	1736
N1- A2	Super ACE, TATA207, XENON, Winger DV	2174	2265	2747	2068	850	1194
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	289	146	129	154	6	2
M2- A2	Winger 14 seats, SFC407, CityRide	143	241	288	335	5	22
N2- A1	SFC407, LPT407	974	862	1566	1405	253	135
N2- A2	SFC709, LPT709	887	762	458	344	403	217
N2- A3	LPT9109	744	685	500	350	127	131
N2- A4	LPT1109	368	336	1088	1278	184	99
M3- A2	LP709, SFC410, LP410	854	1348	1235	1274	94	158
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	370	835	695	1246	26	14
M3- C2	LPO1512, LPO1612, Starbus, Divo	661	662	1126	803	221	356
N3- A1	LPT1613, LPK1616, SK1613	3928	3251	2016	2296	1116	600
N3- B1(a)	LPT2518, LPK2518	2650	3212	3128	3123	226	242
N3- B1(b)	LPT3118	1941	3598	2049	3449	144	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	677	287	0	112
N3-B2(d)	LPS4018, LPS4023	1549	2152	1049	1923	45	64
N3- B2(e)	LPS4928	107	146	90	123	15	11

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	217	353	375	361	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.